FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 07th, 2015

1.         DATE, TIME AND PLACE: On July 07th, 2015, at 04:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and sole paragraph of article 9 of the Internal Regulation of the Company’s Board of Directors. All the members of the Company’s Board of Directors attended the meeting, namely: Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Eleazar de Carvalho Filho, Mr. Luiz Aranha Corrêa do Lago, Mr. Luiz Augusto de Castro Neves, Mrs. Maria Helena dos Santos Fernandes Santana, Mr. Roberto Oliveira de Lima and Mr. Yves Desjacques. Also attended the meeting, as invitees, the members of the Audit Committee, namely: Mr. Nelson Carvalho and Mr. Pedro Oliva Marcilio de Souza.

4.         AGENDA: (i) Presentation by Audit Committee of report on the works for which it has been designated in meeting of Board of Directors held on April 19th, 2015 (“Report”) and (ii) Discussion and approval of the Report.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members of the Board of Directors examined the items comprised in the Agenda and decided as follows:

5.1.      Initially, the Company's Audit Committee presented to the members of the Board of Directors the Report, comprising the main findings related to the work conducted by such Committee to investigate the facts mentioned in the Notice to the Market disclosed by the Company on 19 April 2015. The scope of referred work consisted in the inquiry of: (i) the supposed existence and origin of the payments referred to in the Notice, if any, (ii) the corresponding services related thereto; and (iii) the chain of approvals regarding such payments. In this sense, the Report presented the following conclusions:

(i)        there were payments in a total of R$ 8,5 million to the law firm Márcio Thomaz Bastos, in the period from December 2009 to May 2011;

(ii)       from this total, R$ 500 thousand corresponded to services which could be verified, in the area of expertise of that law firm;

(iii)      no evidence was found of rendering of the services corresponding to the other payments, neither contracts to supported them;

(iv)      the chain of approvals and the procedures in relation to such payments followed the procedures of the Company in force by the time of the events; and

(v)       an agreement was entered into by the Company and Projeto Consultoria Financeira e Econômica Ltda., on February 9th, 2009, to provide services related to the acquisition of a company in the food retail segment. No payments to the hired company or services rendered under this or any other contract were identified.

5.2.      After the presentation of the Report by the Audit Committee, the members of the Board of Directors discussed its terms, analyzed the findings identified and decided by unanimous vote and without reserve: (i) to approve the Report, as presented; and (ii) to authorize the Company’s Board of Officers to issue a Notice to the Market, making public the Report conclusions.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, July 07th, 2015. Chairman - Mr. Jean-Charles Naouri; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Eleazar de Carvalho Filho, Mr. Luiz Aranha Corrêa do Lago, Mr. Luiz Augusto de Castro Neves, Mrs. Maria Helena dos Santos Fernandes Santana, Mr. Roberto Oliveira de Lima and Mr. Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 7, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.